Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change May 1, 2008
Item 3	News Release The news release dated May 1, 2008 was disseminated through Marketwire’s Canadian Investment Network.
Item 4	Summary of Material Change Canplats Resources Corporation announced the results of five additional diamond drill holes at the Camino Rojo project in the State of Zacatecas, Mexico.
Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated May 1, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 1st day of May, 2008.

May 1, 2008	TSX Venture Symbol: CPQ

CAMINO ROJO DRILLING INTERSECTS 233 METERS GRADING 1.18 GRAMS
GOLD PER TONNE IN STEP-OUT HOLE 250 METERS TO WEST

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to announce the results of five additional diamond drill holes at the Camino Rojo project in the State of Zacatecas, Mexico.

Diamond drill hole CRD-09, a step-out hole located 250 meters to the west of previous Represa Zone drilling, intersected two zones of significant mineralization, including 233 meters averaging 1.18 grams gold per tonne, 6.11 grams silver per tonne, 0.06% lead, and 0.33% zinc.  This hole, inclined at -60 degrees to the north and drilled to a depth of 791 meters, is associated with IP/chargeability anomalies that extend from the Represa Zone to the Don Julio Zone, 1,000 meters to the west-southwest.

Diamond drill holes CRD-05, CRD-06, CRD-07 and CRD-08 were inclined at -60 degrees to the north and intersected broad intervals of Represa Zone mineralization to depths of up to 550 meters below surface.

Drill results are summarized in the following table:

Hole No.	From (meters)	To (meters)	Interval(ii) (meters)	Gold (g/tonne)	Silver (g/tonne)	Lead (%)	Zinc (%)
CRD-05	124.26	314.00	189.74	0.28	11.08	0.10	0.43
CRD-06(i)	0.00	116.74	116.74	0.40	14.94	0.22	0.30
CRD-07	56.00	480.00	424.00	0.53	13.36	0.12	0.46
incl.	165.30	276.00	110.70	1.10	25.49	0.13	0.58
CRD-08(i)	28.00	662.00	634.00	0.44	12.84	0.13	0.33
incl.	28.00	262.50	234.50	0.61	20.54	0.17	0.36
incl.	164.00	244.00	80.00	1.06	39.87	0.26	0.57
CRD-09	298.00	314.00	16.00	2.34	18.58	0.03	0.12
	491.00	724.00	233.00	1.18	6.11	0.06	0.33

(i)   Hole ended in mineralization
(ii) True width to be determined

Maps and sections of the drill program will be available at the Canplats web site, www.canplats.com

The 150,000 hectare (580 square mile) Camino Rojo project is wholly-owned by Canplats Resources and is located in an area of excellent infrastructure, 50 kilometers to the southeast of Goldcorp’s Penasquito mine.

All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101 responsible for the Camino Rojo exploration program and has verified the data in the table above. All samples were submitted for preparation in Chihuahua, Mexico and analysis at its facilities in Vancouver, B.C. by ALS Chemex.  All samples were analyzed using aqua regia digestion with ICP finish.  All gold samples were fire assayed with an AA finish and all samples over 10 ppm gold were re-assayed using a fire assay with a gravimetric finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  One in 20 samples was blind duplicate assayed at ALS Chemex in Vancouver, B.C.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 484-8220

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604)-484-5960

Investor Inquiries
Blaine Monaghan
Director, Investor Relations
Direct: (604) 484-2194
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.